Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 001-09645
note from mark
Good Morning,
As scheduled, we are looking forward to hosting our Annual Shareholders’ Meeting in San Antonio on Tuesday, May 22nd. Also, we have an update on developments relating to our merger proposal. Today we announced that, after extensive discussions with the private equity group and consultation with many of our shareholders, the Board has agreed to enter into a second amendment to our previously announced merger agreement. Under the terms of this merger agreement as amended, our shareholders can elect to receive $39.20 in cash for each share owned or receive shares in the new corporation formed following the merger transaction. Full details are included in the release we issued today. Accordingly, the Special Meeting of Shareholders to vote on the amended merger proposal will be rescheduled to a date later this summer. We will let you know when this new date is determined.
We continue to be greatly appreciative of the genuine patience and understanding you all have exhibited during a longer than expected merger proposal process. As we enter the home stretch for this merger process, we are optimistic about our future and thank you again for your continuing support.
Sincerely,

Mark P. Mays